# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SunPower Inc., CIK 0001838987
CUSIP: 20460L104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1403 N. Research Way, Orem, Utah (UT), 84097
Date of event which requires filing of this statement: 09/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001104329

## Reporting persons
- Crosslink Capital, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,677,291; sole dispositive power 0; shared dispositive power 19,677,291; aggregate amount beneficially owned 19,677,291 (6.2% of the class)
- Michael J. Stark: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,677,291; sole dispositive power 0; shared dispositive power 19,677,291; aggregate amount beneficially owned 19,677,291 (6.2% of the class)

## Item 1. Issuer
Name of issuer: SunPower Inc.
Address of issuer's principal executive offices: 1403 N. Research Way, Orem, UT, 84097.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Crosslink Capital, Inc. ("Crosslink")
Michael J. Stark ("Stark")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Crosslink Capital, Inc.
2180 Sand Hill Road, Suite
Menlo Park, CA 94025
Citizenship:
Crosslink Delaware
Stark United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The securities reported herein are held by funds advised by Crosslink. Stark is the control person of Crosslink.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. Such percentage is based upon 315,199,964 shares of common stock outstanding as of September 8, 2026, as reported by the Issuer to the Reporting Persons.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Crosslink Capital, Inc.: /s/ Maureen Offer, By Maureen Offer, Chief Financial Officer (09/14/2026)
- Michael J. Stark: /s/ Michael J. Stark, Michael J. Stark (09/14/2026)